

First Midwest Bancorp, Inc.

Keefe, Bruyette & Woods
Investment Conference

July 27, 2010

Forward Looking Statements & Additional Information

This presentation may contain, and during this presentation our management may make statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Forward-looking statements include, among other things, statements regarding our financial performance, business prospects, future growth and operating strategies, objectives and results. Actual results, performance or developments could differ materially from those expressed or implied by these forward-looking statements. Important factors that could cause actual results to differ from those in the forward-looking statements include, among others, those discussed in our Annual Report on Form 10-K, the preliminary prospectus supplement and other reports filed with the Securities and Exchange Commission, copies of which will be made available upon request. With the exception of fiscal year end information previously included in the audited financial statements in our Annual Report on Form 10-K, the information contained herein is unaudited. Except as required by law, we undertake no duty to update the contents of this presentation after the date of this presentation.

The Company's accounting and reporting policies conform to U.S. generally accepted accounting principles ("U. S. GAAP") and general practice within the banking industry. As a supplement to GAAP, the Company has provided non-GAAP performance results. The Company believes that these non-GAAP financial measures are useful because they allow investors to assess the Company's operating performance. Although the non-GAAP financial measures are intended to enhance investors' understanding of the Company's business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP.

First Midwest Presentation Index

- Who We Are

- Operating Performance

- Credit And Capital

- Market Opportunities

- Why First Midwest



Who We Are

Overview Of First Midwest

- Headquartered In Suburban Chicago
- $7.8bn Assets
  - $5.2bn Loans
- $6.1bn Deposits
  - 69% Transactional
- $4.0bn Trust Assets



McHenry
Lake
DuPage
Cook
Kendall
IOWA
Scott
Rock Island
La Salle
Grundy
Will
Lake
Knox
ILLINOIS
INDIANA
Vermilion
Champaign

Loan Mix



Consumer
12%
Commercial
& Industrial
32%
Commercial
Real Estate
55%

$5.2bn

Deposit Mix[4]



Jumbo Time²
11%
Demand
19%
Retail
Time¹
22%
Savings &
NOW
29%
Money
Market
19%

$6.1bn

- Highly Efficient Platform - $65mm Of Deposits Per Branch Office
- Leading Market Share In Non-Downtown Chicago MSA [3]
  - #9 In Market Share
  - #8 In Distribution Network

Note: Information as of 30-Jun-10.
[1] Defined as time deposits less than $100,000.
[2] Defined as time deposits greater than $100,000.
[3] Source: SNL Financial. Non-downtown ranking and market share based on total deposits in Chicago MSA less deposits in the city of Chicago. Data as of 31-Dec-09
[4] Based on average deposit mix as of 30-Jun-10



Operating Performance

Second Quarter Results

Key Metrics	2Q10	2Q09
Net Income	$7.8mm	$2.7mm
Pre-Tax, Pre-Provision Earnings [1]	$33.0mm	$31.8mm
Net Interest Margin	4.21%	3.53%
Efficiency Ratio	57.9%	61.5%
Loans [2]	$5.2bn	$5.3bn
Avg. Transactional Deposits	$4.3bn	$3.7bn

[1] This is a non-GAAP financial measure. For reconciliation to GAAP measure, please refer to the appendix.

[2] Excludes $226mm of covered loans acquired in First DuPage FDIC-assisted transaction in 4Q09. Also excludes $56mm of covered loans acquired in Peotone FDIC-assisted transaction in 2Q10.

Second Quarter Highlights

- **Lending Offset By Remediation**
  - C&I up 11% Annualized Vs. 1Q10

- **Top Line Revenue Growth**
  - Margin 4.21%; Improved Fee-based Revenues

- **Improved Credit Metrics**

- **Ample Credit And Liquidity**

Comparison To Peers

Net Interest Margin %



EfficiencyRatio % [1]



Pre-Tax, Pre-Provision Earnings/ RWA [2]



Source: FMBI based on internal data; peer data from SNL Financial
[1] Equal to non-interest expense divided by fully taxable equivalent (FTE) net interest income and non-interest income. Excludes nonrecurring items.
[2] This is a non-GAAP financial measure. For reconciliation to GAAP measure, please refer to the appendix.
[3] Chicago Peers based on median of MBFI, OSBC, PVTB, TAYC and WTFC.
[4]   Metro Peers based on median of CATY. CBSH. CFR. FCF. FMER. FULT. MBFI. ONB. PVTB. SUSQ. UMPQ. VLY. WTFC. and WTNY.

Strengthening Our Sales Platform

- Sales Team
  - Adding Depth And Resources
  - Training

- Internet Enhancement

- Product Alignment

Credit And Capital

Addressing Realities Of Credit Cycle - Loan Portfolio Overview



Home Equity 9%

Real Estate - 1- 4 Family 3%

Other Consumer 1%

Consumer 13%

Commercial 87%

Total Loans = $5.2bn

C&I 32%

Office, Retail & Industrial 23%

Residential Construction & Land 5%

Commercial Construction & Land 4%

Multi-family 7%

Other CRE 16%

Consumer Loans = $650mm

- Branch originated
- Home equity dominated

Commercial Loans = $4.6bn

- ~95% in footprint
- Diversified + granular
- Majority have personal guarantees

People we know, businesses we know, markets we understand

Note: Loan data as of 30-Jun-10. Excludes $226mm of covered loans acquired in First DuPage FDIC-assisted transaction in 4Q09. Also excludes $56mm of covered loans acquired in Peotone FDIC-assisted transaction in 2Q10.

Residential Construction

	Performing	Non-Performing
Size of Portfolio ($mm)	$170	$71
Avg. Loan Size ($000s)	$571	$1,321
Loans > $5mm	3	3
% of Loans In-Market	96%	100%
% with Current Appraisal	70%	97%



Performing Loans

Mix & Other 1%
Raw Land 17%
Substantially Complete 27%
In Construction 5%
Developed 50%



Non-Performing Loans

5%

Mix & Other 22%
Raw Land 42%
Substantially Complete 13%
In Construction 2%
Developed 21%

2Q10 Loans = $241mm



Non-Accrual Loans + 90s ($mm)

	4Q08	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10
	$97	$108	$143	$139	$113	$93	$71



Net Charge-Offs ($mm)

	4Q08	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10
	$9	$11	$8	$5	$38	$4	$10

NCOs / Avg. Loans[1]

| NALs + 90s / Loans | 19.1% | 23.2% | 31.2% | 34.6% | 36.0% | 34.1% | 29.5% | NCOs / Avg. Loans[1] | 7.2% | 8.9% | 7.3% | 4.8% | 42.6% | 6.4% | 16.6% |

Note: Portfolio data as of 30-Jun-10. [1] Annualized

Office, Retail & Industrial

	Office	Retail	Industrial
Size of Portfolio ($mm)	$416	$311	$494
Avg. Loan Size (000s)	$835	$841	$885
Loans > $5mm	18	9	14
Owner Occupied	30%	20%	40%
% of Loans In-Market	93%	96%	96%



Office 34%

Industrial 40%

Retail 26%

2Q10 Loans: $1.2bn

Non-Accrual Loans + 90s ($mm)



■ Office ■ Retail ■ Industrial

Note: Portfolio data as of 30-Jun-10. Owner occupied and loans in market as of 31-Dec-09
¹ Annualized

Historical Credit Performance

Non-Accrual Loans + 90s



NALs + 90s / Loans	4Q08	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10
Residential Construction & Land	20.7%	27.5%	32.3%	34.6%	36.0%	33.81%	29.51%
Portfolio Excl. Resi. Const. & Land	1.2	2.6	2.4	2.5	2.8	2.66	2.59
Total	3.1	4.8	4.9	5.0	4.8	4.31	3.84

Net Charge-Offs



NCOs / Avg. Loans - Annualized	4Q08	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10
Residential Construction & Land	7.18%	8.91%	7.31%	4.78%	42.55%	6.00%	14.97%
Portfolio Excl. Resi. Const. & Land	0.75	1.29	1.33	2.10	3.54	1.15	0.83%
Total	1.38	1.98	1.85	2.32	6.17	1.43	1.56%

■ Residential Construction & Land   ■ Portfolio Excl. Residential Construction & Land

Note: Excludes $226mm of covered loans acquired in First DuPage FDIC-assisted transaction in 4Q09. Also excludes $56mm of covered loans acquired in Peotone FDIC-assisted transaction in 2Q10.

Delinquency Trends

(\$ in millions)



Remediation efforts have resulted in much greater control over delinquencies

Addressing Reality of Credit Cycle

- **Problems Concentrated In Residential Construction**
  - Reflects Illiquidity Of Suburban Market
  - Performance Influenced By Sales And Property Values

- **Investment In Remediation**

- **NPA Inflows Stabilizing; Shifting To Liquidation**
  - Progress Influenced By Market Liquidity
  - 30 - 89 Day Delinquencies Down 16% From 2Q09
  - Adjusting Carrying Values To Market And Disposition Strategy

Leading Capital Foundation
First Midwest vs. Peers

Tier 1 Common



FMBI Rank		1/6	2/15

Total Capital



		1/6	2/15

Tier 1 RBC



FMBI Rank		1/6	2/15

NPA + 90 / TCE + LLR



		2/6	8/15

Source: company data and SNL Financial. FMBI as of a 30-Jun-10 and other companies as of 31-Mar-10. FMBI Tier 1 Common excludes equity credit allocated to TARP warrants.

[1] Chicago Peers based on median of MBFI, OSBC, PVTB, TAYC and WTFC.
[2] Metro Peers based on median of CATY, CBSH, CFR, FCF, FMER, FULT, MBFI, ONB, PVTB, SUSQ, UMPQ, VLY, WTFC, and WTNY.

18



Market Opportunities

Market Disruption

→ **Environment Creates Opportunities**

→ **Within Chicago Market**
- → 25 Failures Since Start Of 2009
- → 35 Institutions ($24 Billion) With Texas Ratio > 100%

→ **Well Positioned To Benefit**
- → Strong Capital Position
- → Solid Reputation: In Marketplace 70+ Years
- → Tenured Sales Force
- → Experienced Management



Acquisition Opportunities

- ## Selective Criteria
  - Strategically And Financially Accretive

- ## Ability To Strengthen The Company

- ## Leverages Our Skills
  - Local Market Knowledge
  - Experienced And Successful Acquirer
    - 6 Deals, $2.2bn Since 2003

- ## FDIC Becoming More Competitive
  - Deals Likely Smaller
  - Eventual Shift From Assisted To Unassisted

Acquisitions Made

Acquisition	Date	Deposits	Core [1]	Retention	Loans	Branch	Pre-Tax Gain
First DuPage	4Q09	$229	26%	90%	$226	1	$13
Peotone Bank And Trust	2Q10	$84	49%	100%	$56	2	$4
Total		$313			$282	3	$17

Expanded Footprint, Financially Accretive, Stronger Deposit Base

All dollar amounts in millions
(1) Defined as total deposits less time deposits



Why First Midwest

Priorities for 2010

- **Position For Long-term Success**
  - Investment In Sales
  - Expand Market Presence
  - Pursue Growth Opportunities

- **Manage Through Credit Cycle**
  - Continued Remediation Focus
  - NPA Trends Slower, With Declines Dependent Upon Liquidation Success And Incremental Stress In CRE

- **Manage Capital And Changing Regulatory Environment**

Why First Midwest

- Strong Core

- Working Through Cycle

- Solid Capital; Liquidity

- Experienced Team

- Market Opportunities Available

Positioned For Long-term Success



Questions?



Appendix

Reconciliation of Non-GAAP Measures
($ in 000s)

First Midwest Bancorp, Inc.   *Press Release Dated July 21, 2010*

Pre-Tax, Pre-Provision Core Operating Earnings

Unaudited

(Dollar amounts in thousands)

		Quarters Ended				
		June 30, 2010		March 31, 2010		June 30, 2009
Income (loss) before taxes	$	7,948	$	8,436	$	(3,710)
Provision for loan losses		21,526		18,350		36,262
Pre-tax, pre-provision earnings		29,474		26,786		32,552
Non-Operating Items						
Securities gains (losses), net		1,121		3,057		6,635
Gains on FDIC-assisted transaction		4,303		-		-
Losses realized on other real estate owned		(8,924)		(7,879)		(2,387)
FDIC special deposit insurance assessment		-		-		(3,500)
Total non-operating items		(3,500)		(4,822)		748
Pre-tax, pre-provision core operating earnings	$	32,974	$	31,608	$	31,804
Risk-weighted assets	$	6,362,015	$	6,381,679	$	6,335,010
Pre-tax, pre-provision core operating earnings to risk-weighted assets		2.07%		1.98%		2.01%